Exhibit 99.1

HIGHEST PERFORMANCES HOLDINGS INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF THE FISCAL YEAR 2024

GUANGZHOU, China, May 30, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced its unaudited financial results for the first half of its fiscal year 2024 from July 1, 2023 to December 31, 2023 (the “reporting period”).

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2024

●	Net revenues decreased by 48.0% to RMB35.6 million (US$5.0 million) from RMB68.4 million for the same period of the fiscal year 2023; and

●	Net loss was RMB33.3 million (US$4.7 million) and net loss attributable to HPH’s shareholders was RMB33.3 million (US$4.7 million),while HPH recognized net loss and net loss attributable to HPH’s shareholders of RMB31.5 million for the same period of the fiscal year 2023.

Mr. Yinan Hu, Chief Executive Officer of HPH, commented,

“In the first half of the fiscal year 2024, despite economic downturn and market uncertainties, we made positive progress in both retail and institutional fronts.

In the retail sector, we remained committed to long-term strategies and suitability principles. Our focus on enhancing product screening and marketing service capabilities, coupled with measures like refining product offerings, establishing a multi-account system, and optimizing system support, resulted in an improved experience for both customers and financial advisors. This concerted effort ensured the stabilization of our customer base and business volume despite market fluctuations. Meanwhile, our institutional business saw significant breakthroughs. Our one-stop trading platform gained considerable traction among institutional clients. Additionally, we successfully leveraged external channel resources and forged long-term strategic partnerships with multiple major banks and insurance companies. Consequently, the transaction value of publicly raised fund by institutional clients and outstanding balance grew by 129% and 456%, to RMB4.8 billion and RMB2.9 billion, respectively, during the reporting period. Simultaneously, we also implemented effective cost-saving measures without compromising management efficiency. Adjustments to marketing policies, optimization of payment methods, and rationalization of staffing and workplace arrangements led to a 40.7% reduction in management and sales expenses in the first half of its fiscal year 2024 compared to the same period last year. Additionally, in response to regulatory changes, we adopted proactive strategies to ensure compliance and uphold ethical business practices.

At the strategic level, we responded to market dynamics with initiatives aligned with our long-term vision to ensure steady growth in the increasingly complex and dynamic environment. We have successfully completed a share exchange transaction with certain shareholders of Fanhua Inc. (“Fanhua,” NASDAQ: FANH), acquiring a controlling equity interest in Fanhua at the end of December 2023. Through deep integration with Fanhua, we aim to jointly establish a “leading global intelligent financial services platform,” further expanding our market presence in the financial services sector. In February 2024, the Company entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”), aiming to leverage White Group’s strengths in capital raising and mergers and acquisitions in the international market to accelerate our intelligent development and global expansion. Through this partnership, we seek to break through development barriers and initiate a new phase of strong growth. Currently, we are in close collaboration with White Group and its partners regarding the implementation of various investment projects.

Looking ahead to the second half of the fiscal year 2024, amidst the challenges posed by the current economic environment, we will maintain a resilient stance in adapting to market dynamics while unwaveringly executing our strategic plans. By fostering synergy with Fanhua, expanding our wealth management offerings, and advancing our institutional business, we aim to deliver superior and more diverse financial services to our clients. Simultaneously, we will persist in driving digital transformation and intelligent development to enhance service experiences, thereby achieving sustainable growth and long-term development for the Company.”

FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2024

The Company obtained control of the Fanhua at the end of December 2023 upon the completion of the transfer of shares according to the written share exchange agreement and when effective control being operationally obtained. The Company started to consolidate Fanhua’ s financial statement since December 31, 2023. The financial results for the first half of the fiscal year 2024 do not include any profits of Fanhua. The financial positions as of December 31, 2023 changed significantly mainly due to the acquisition of Fanhua, which also included preliminary purchase price allocation results.

Net revenues

Net revenues for the first half of the fiscal year 2024 were RMB35.6 million (US$5.0 million), representing a 48.0% decrease from RMB68.4 million for the same period of the fiscal year 2023.

●	Net revenues generated from our wealth management services for the first half of the fiscal year 2024 were RMB30.3 million (US$4.3 million), representing a 43.4% decrease from RMB53.5 million for the same period of the fiscal year 2023. In particular,

Net revenues generated from the distribution of publicly raised fund products for the first half of the fiscal year 2024 were RMB24.6 million (US$3.5 million), representing a 31.2% decrease from RMB35.8 million for the same period of the fiscal year 2023. The decrease is mainly due to the A-share market experiencing a phase of decline, resulting in a conservative sentiment among investors. The decrease in investor risk appetite has led to a lack of confidence in the market and investment products, negatively impacting the transaction value of publicly raised fund products and leading to a decrease in commission income; and

Net revenues generated from the distribution of privately raised fund products for the first half of the fiscal year 2024 were RMB5.7 million (US$0.8 million), representing a 67.8% decrease from RMB17.8 million for the same period of the fiscal year 2023. The decrease was primarily because investors were influenced by market volatility and heightened uncertainty about the future so that they adopted a more cautious stance towards riskier products such as private equity funds, or decided to redeem early. Consequently, during the reporting period, both the transaction value and outstanding daily balance of our privately raised fund products decreased, resulting in a decline in commission income (including management fees); and (ii) performance-based fees of RMB0.5 million recognized in the first half of the fiscal year 2024, as compared to RMB1.8 million in the first half of the fiscal year 2023, representing a 69.1% decrease.

●	Net revenues generated from our asset management services for the first half of the fiscal year 2024 were RMB0.5 million (US$67,000), representing a 59.2% decrease from RMB1.2 million for the same period of the fiscal year 2023. The decrease was primarily due to the reduction in the size of the our actively managed fund of funds.

●

Net revenues generated from our other services for the first half of the fiscal year 2024 were RMB4.8 million (US$0.7 million), representing a 65.2% decrease from RMB13.7 million for the same period of the fiscal year 2023. The decrease was primarily due to the decline in revenues from insurance consulting services and the consulting services related to trust and family wealth inheritance provided to clients.

Operating costs and expenses

Operating costs and expenses for the first half of the fiscal year 2024 were RMB63.0 million (US$8.9million), representing a 41.0% decrease from RMB106.7 million for the same period of the fiscal year 2023. In particular,

●	Cost of sales for the first half of the fiscal year 2024 were RMB8.4 million (US$1.2 million), representing a 42.7% decrease from RMB14.6 million for the same period of the fiscal year 2023, which was primarily a combined effect of an decrease in commission expenses as a result of the decrease in the distribution of public raised fund products and privately raised fund products, and a decrease in commission expenses as a result of the decrease from revenues from insurance consulting services and the consulting services related to trust and family wealth inheritance provided to clients;

●	Selling expenses for the first half of the fiscal year 2024 were RMB11.0 million (US$1.5 million), representing a 73.9% decrease from RMB42.1 million for the same period of the fiscal year 2023. This decrease was primarily due to (i) a reduction of labor costs caused by staff optimization; and (ii) a decrease in rental expenses as a result of the fact that we further focused on our advantageous areas and cutting unnecessary branch offices; and

●	General and administrative expenses for the first half of the fiscal year 2024 were RMB43.6 million (US$6.1 million), representing a 12.6% decrease from RMB50.0 million for the same period of the fiscal year 2023, primarily due to (i) decrease in labor cost related to the optimization of our admin workforce; (ii) decrease in rental expense; and (iii) partially offset by an increase in expense related to the merger and acquisition transaction.

Investment (loss) income

Investment income for the first half of the fiscal year 2024 was RMB68,000 (US$10,000), investment losses for the first half of fiscal 2023 were RMB0.2 million. Investment income consisted of yields from short-term investments in financial products and is recognized when the investment matures or is disposed of.

Interest Income

Interest income for the first half of the fiscal year 2024 was RMB3.1 million (US$0.4 million), representing a 31.8% decrease from RMB4.6 million for the same period of the fiscal year 2023, primarily due to a reduction in interest income resulting from a decrease in the amount of short-term loan receivables to third parties.

Sundry Income (loss)

Sundry loss for the first half of the fiscal year 2024 was RMB1.1 million (US$0.2million), compared to sundry income of RMB0.7 million for the same period of the fiscal year 2023. The sundry loss was primarily related to the provisions for expected credit loss applied.

Income Tax Expense/Benefit

We recognized income tax expense of RMB7.9 million (US$1.1 million) for the first half of the fiscal year 2024 primarily due to the allowance of deferred tax assets recognized in previous fiscal year while we recognized income tax benefit of RMB1.7 million for the same period of the fiscal year 2023.

Net Loss

We recognized a net loss of RMB33.3 million (US$4.7 million) for first half of the fiscal year 2024, representing a 5.7% increase from RMB31.5 million for the same period of the fiscal year 2023. The increase of net loss was mainly due to recognizing an income tax expense of RMB 8.6 million this reporting period, attributable to the impairment of deferred tax assets while we have implemented a series of cost-control measures that have partially offset this increase.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS for the first half of the fiscal year 2024 was RMB0.526 (US$0.074) and 0.526 (US$0.074), respectively. We recognized basic and diluted loss per ADS of RMB0.522 and RMB0.522, respectively, for the same period of the fiscal year 2023.

Cash and Cash Equivalents

As of December 31, 2023, we had cash and cash equivalents of RMB593.0 million (US$83.5 million), and we had cash and cash equivalents of RMB164.5 million as of June 30, 2023. The increase in cash and cash equivalents was mainly due to cash and cash equivalents brought in through the acquisition of Fanhua.

CONFERENCE CALL

Senior management of the Company will host a bilingual conference call in English and Chinese to discuss the Company’s unaudited financial results and business development for the first half of its fiscal year 2024 ended December 31, 2023.

Details for the conference call are as follows:

Date/Time:     Thursday, May 30, 2024 at 9:00 PM U.S. Eastern Time

(Friday, May 31, 2024 at 9:00 AM Beijing/Hong Kong Time)

Conference Title: Highest Performances Holdings Inc. Six Months Ended December 31, 2023 Earnings Call

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 15 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference call pre-registration link: https://register.vevent.com/register/BI26600e8c5be14456b9d59621ba7f1a62.

Additionally, a live and archived webcast of the conference call will be available at HPH’s investor relations website: https://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of the fiscal year 2024 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB7.0999 to US$1.00, the effective central parity rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2023	December 31, 2023
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	164,470	593,039	83,528
Accounts receivable, net	37,601	652,084	91,844
Short-term investments	-	968,423	136,400
Other receivables	23,143	198,640	27,978
Other current assets	12,781	179,675	25,307
Total current assets	237,995	2,591,861	365,057

Property and equipment, net	1,566	92,579	13,039
Intangible assets, net	1,791	470,056	66,206
Deferred tax assets, net	16,552	47,585	6,702
Right-of-use assets	13,607	148,022	20,848
Accounts receivable, net - non current	-	711,424	100,202
Goodwill	-	669,518	94,300
Other non-current assets	22	244,166	34,390
Total assets	271,533	4,975,211	700,744

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	6,292	410,424	57,807
Accrued payroll	7,665	106,367	14,981
Lease liabilities, current	4,793	61,614	8,678
Income taxes payable	1,757	100,260	14,121
Short-term loan	-	164,300	23,141
Other current liabilities	10,559	201,412	28,369
Total current liabilities	31,066	1,044,377	147,097
Other tax liabilities	13,760	48,128	6,779
Accounts payable - non-current	-	401,385	56,534
Other non-current liabilities	-	33,374	4,701
Deferred income tax liabilities	-	251,805	35,466
Non-current operating lease liabilities	9,673	78,527	11,060
Total liabilities	54,499	1,857,596	261,637

Commitments and contingencies
EQUITY:
Ordinary shares	600	2,617	369
Treasury stock	-	(29)	(4)
Additional paid-in capital	224,694	1,551,910	218,582
Statutory reserves	23,071	23,064	3,248
Retained earnings[1]	(31,498)	(64,836)	(9,132)
Accumulated other comprehensive income	167	255	36
Total shareholders’ equity	217,034	1,512,981	213,099
Non-controlling interests	-	1,604,634	226,008
Total equity	217,034	3,117,615	439,107
Total liabilities and equity	271,533	4,975,211	700,744

[1]	In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. The Company adopted the ASU No. 2016-13 in the first half of FY2024 on a modified-retrospective basis, the cumulative-effect adjustment reduce opening retained earnings balance by approximately RMB93,000 in the statement of financial position as of July 1, 2023.

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss

(In thousands, except for percentages)

	Six months ended December 31,
	2022	2023
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management	53,546	30,328	4,272	(43.4)%
Asset management	1,161	474	67	(59.2)%
Other services	13,722	4,775	672	(65.2)%
Total net revenues	68,429	35,577	5,011	(48.0)%
Operating costs and expenses:
Cost of sales	(14,601)	(8,368)	(1,179)	(42.7)%
Selling expenses	(42,135)	(10,991)	(1,548)	(73.9)%
General and administrative expenses	(49,952)	(43,638)	(6,146)	(12.6)%
Total operating costs and expenses	(106,688)	(62,997)	(8,873)	(41.0)%
Loss from operations	(38,259)	(27,420)	(3,862)	(28.3)%
Other income:
Interest income	4,579	3,125	440	(31.8)%
Investment (loss) income	(176)	68	10	N/A
Sundry income (loss)	723	(1,080)	(152)	N/A
Loss before income taxes	(33,133)	(25,307)	(3,564)	(23.6)%
Income tax benefit/(expense)	1,679	(7,945)	(1,119)	N/A
Net loss	(31,454)	(33,252)	(4,683)	5.7%

Highest Performances Holdings Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended December 31,
	2022	2023
	RMB’000	RMB’000	USD’000
Net loss per share:
Basic and diluted	(0.348)	(0.350)	(0.049)

Net loss per ADS:
Basic and diluted	(0.522)	(0.526)	(0.074)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	94,885,079	94,885,079

Net loss	(31,454)	(33,252)	(4,683)
Other comprehensive income (loss)	351	88	12
Total Comprehensive loss	(31,103)	(33,164)	(4,671)